TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

New Member Appointed to Cameco’s Board of Directors

Saskatoon, Saskatchewan, Canada, December 6, 2016     .     .     .     .     .     .     .     .     .     .     .     .     .     .     .     .

Cameco (TSX: CCO; NYSE: CCJ) announced today that its board has appointed Kathryn J. Jackson, PhD as a director effective January 1, 2017 until the next annual general shareholders’ meeting where she will stand for election by the shareholders with the rest of the board.

Jackson, a resident of Sewickley, Pennsylvania, is a corporate director and a former senior vice-president and chief technology officer of RTI International Metals Inc. She has extensive senior management and board experience in highly technical industries including nuclear power generation. As senior vice-president and chief technology officer of RTI International Metals Inc. – a global supplier of titanium and specialty metal products that was recently acquired by Alcoa Corporation – Jackson had oversight of metallurgical technology, product and manufacturing activities.

Jackson also held the position of senior vice-president and chief technology officer at Westinghouse Electric Company where she was responsible for R&D as well as environmental sustainability initiatives. Prior to that, she held various senior positions at Tennessee Valley Authority, a corporation that produces and sells electricity, including nuclear generated power, in the United States.

“I am pleased to welcome Kate Jackson to Cameco’s board of directors,” said board chair Neil McMillan. “Her extensive technical knowledge and business experience on both the utility and supplier side of the nuclear industry in the United States will be valuable to our board and the company.”

Jackson serves on the board of directors of HydroOne Limited, one of North America’s largest electricity delivery companies based in Ontario, and Portland General Electric. She is an advisor to Carnegie Mellon University’s engineering school, and is a member of the advisory board of the Carnegie Mellon Electricity Industry Center. Jackson received a doctorate and a master’s degree in engineering and public policy from Carnegie Mellon University. She also holds a master’s degree in industrial engineering management from the University of Pittsburgh and a bachelor’s degree in physics from Grove City College.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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